WAL★MART
MEXICO

FILE N°
82-4609

RECEIVED
2006 JAN 24 P 1:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

January 20, 2005

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the report sales December 2005 of Wal-Mart de Mexico, S.A. de C.V., which were delivered to the Mexican Stock Exchange.

Sincerely,

06010418

Jorge Muñoz Lopez
Accounting Director

The above-mentioned material is enclosed.

PROCESSED
JAN 25 2006
THOMSON FINANCIAL

dlw 1/24

ADMINISTRATIVE OFFICES:
- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

WAL★MART
MEXICO

EMPRESA SOCIALMENTE RESPONSABLE

RECEIVED
2006 JAN 24 P 1:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

WALMEX

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO ACHIEVES RECORD SALES FOR 2005

Mexico City, January 9 2006

Wal-Mart de Mexico, S.A. de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the year 2005 the Company achieved its highest sales ever, as they amounted to $164,369 million pesos, equivalent to US$15,455 million. This figure represents an 18.2% increase over sales reported the same month last year, and a 13.7% real increase, once the period's inflation is accounted for. Comparable stores sales, meaning all those units that have been in operation for over a year registered an increase of 10.0%, and of 5.8% in real terms compared to the year 2004.

Eduardo Solorzano, President and Chief Executive Officer of Wal-Mart de Mexico said: "I am very pleased with the sales level achieved by the Company, the highest ever, as it reflects the preference of the 742 million customers who visited our stores and restaurants during the year. Relying on the compromise of all our associates, and the support of our suppliers, we had the opportunity to bring our value proposition to the inhabitants of 103 cities throughout the country, 29 more cities that during the previous year. We are deeply grateful with our clients for their preference, and we reiterate our commitment to continue striving to exceed their expectation, through better assortment, and Every Day Low Prices. I would like also to recognize the efforts of our associates, who every day make the difference at our units, and who also contribute to the commitment our Company has with society and with the communities that we serve, giving us in 2005 135,000 hours of volunteer work, as well as their determined support to the victims of Stan and Wilma hurricanes".

For the month of December 2005, sales were $21,816 million pesos. This figure represents a 17.4% increase over sales reported the same month last year, and a 13.6% real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered an increase of 8.5%, and of 5.0% in real terms compared to the same month of 2004.

Real Growth

	December		January – December	
	2005	2004	2005	2004
Total sales growth (%)	13.6	8.7	13.7	10.5
Comparable sales growth (%)	5.0	2.4	5.8	3.8

Considering the five-week period from November 26 to December 30, 2005 that compares with the five-week period ending December 31, 2004, as well as the fifty-two-week period from January 1 to December 30, 2005 and that compares with the fifty-two-week period that ended December 31, 2004, sales growth was as follows:

Real Growth

	5 weeks		52 weeks	
	2005	2004	2005	2004
Total sales growth (%)	11.7	8.0	13.7	10.3
Comparable sales growth (%)	3.3	1.7	5.8	3.6

Sales for the fourth quarter 2005 (October-December) were $50,040 million pesos. This figure represents an 18.4% increase over sales reported the same period last year and a 14.8% real increase, once the period's inflation is accounted for. Comparable stores sales during the fourth quarter registered an increase of 9.8%, and of 6.5% in real terms compared to the same period last year.

During the year 2005 we served 742 million customers in our stores and restaurants; this figure is 12% more than the number of customers we had during the year 2004.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 783 units, broken down as follows:

203	Bodegas Aurrera
69	Sam's Clubs
105	Wal*Mart Supercenters
55	Superamas
53	Suburbias
298	Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
	WMMVY US	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

Information About the Company:

Corporate Affairs: Raul Argüelles, raul.arguelles@wal-mart.com, TEL. (52 55) 5387-9241
Investor Relations: Mariana Rodriguez, m.rodriguez@wal-mart.com, TEL. (52 55) 5283-0289